

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

Via E-mail
Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
10 South Wacker Drive, Suite 3175
Chicago, IL 60606

> **Re: Hennessy Capital Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 18, 2013**
> **CIK No. 1589526**

Dear Mr. Hennessy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Summary, page 1

3.   Please clarify what you mean by diversified and multi-industrial and distribution businesses.

The Offering, page 6

Redemption of warrants, page 7

4.   Please disclose in the filing how you expect the warrant redemptions would comply with the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act and Regulation M.

Proceeds to be held in trust account, page 10

5.   Please reconcile the disclosure in this section with the total gross proceeds you will receive disclosed on page 38.

Permitted purchases of public shares by our affiliates, page 11

6.   Please clarify here and on pages 58 and 64 whether funds in the trust account may be used for such purchases. Please disclose in the filing how you expect the "permitted purchases" would comply with the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act, Rule 10b-18 (if applicable), and Regulation M. Also describe in the filing the Nasdaq requirements that at least 90% of the gross proceeds from the public offering be deposited into the trust account.

7.   We note your disclosure that "permitted purchases" will not be made when you and your affiliates are in possession of any material nonpublic information. Please describe what steps you will take to ensure that this does not occur.

Limited payments to insiders, page 15

8.   Please identify the affiliate of the sponsor who made the $110,000 loans to you in each place in your prospectus where you describe the terms of such loans.

Use of Proceeds, page 38

9.   Please address the financial advisory fee you disclose on page 48 in this section, or advise.

Business Opportunity Overview, page 50

10.   Please provide us with copies of the reports you cite in this section. Clearly mark the cited statements in the supplemental materials. If you funded or were otherwise affiliated

with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

Initial Business Combination, page 53

11.   Please tell us which agreement includes provisions limiting the participation by officers and directors in other blank check companies disclosed in the penultimate paragraph on page 54.

Origination and Sourcing of Target Business Opportunities, page 56

12.   Please clarify and provide support for your statement in the first paragraph that Mr. Hennessy is known for integrity and fair dealing with sellers.

13.   We note your disclosure in the second paragraph of this section regarding the valuation of acquisition targets for Thermon and Dura-Line. Please caution investors against relying on such valuations as indicative of the current registrant's future performance.

Redemption of Public Shares…, page 61

14.   Please tell us which agreement listed in your index of exhibits includes the provisions discussed in the third paragraph regarding amendments to your certificate of incorporation.

Certain Relationships and Related Party Transactions, page 82

15.   We note your disclosure here and elsewhere in your prospectus regarding the payment of a financial advisory fee. Please clarify the purpose of this fee and the services for which such fee will be provided. Also, clarify how you will determine whether such fee will be paid and the amount of such fee that may be paid.   Disclose what you believe is a market standard advisory fee for such a transaction and tell us how you determined such an amount is a market standard fee.

16.   Please disclose your current plans with regard to the engagement of a third-party financial advisor.

17.   Please provide expanded disclosure regarding the reimbursement of your sponsor, executive officers and directors of out-of-pocket expenses, including how you will determine which expenses and the amount of expenses that will be reimbursed. Disclose whether there is any cap or ceiling on the reimbursement of expenses. To the extent there is no cap or ceiling, add appropriate risk factor disclosure.

18.   Please disclose the aggregate total of fees and expenses that may be paid to your sponsor and its affiliates assuming that the consummation of the business combination takes the

full 24 months and the customary financial advisory fee is paid to your sponsor or its affiliates.

Undertakings, page II-6

19.   Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Signatures, page II-7

20.   We note you do not appear to provide for signatures for at least a majority of your board of directors who will be directors upon effectiveness. Please revise or advise.

Financial Statements, page F-1

General

21.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Exhibits

22.   Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Stuart Neuhauser, Esq.
                Ellenoff Grossman & Schole LLP